EXHIBIT 23.0

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Willow Financial Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-87214, 333-110464 and 333-128185) on Forms S-8 of Willow Financial Bancorp, Inc. and subsidiary (the Company) of our reports dated September 28, 2007, with respect to the consolidated statements of financial condition of the Company as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2007 and the effectiveness of internal control over financial reporting as of June 30, 2007, which reports appear in the June 30, 2007 annual report on Form 10-K of the Company.

/s/ KPMG LLP
Philadelphia, Pennsylvania
September 28, 2007